June 23, 2008

Amanda McManus

Branch Chief—Legal

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Speedemissions, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 6, 2008
File No. 333-146733

Dear Ms. McManus:

We are in receipt of your letter dated March 25, 2008 and appreciate your comments to the Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by Speedemissions, Inc. (“the Company”) on March 6, 2008. We are always looking to improve the financial disclosures that we make as a part of our public filings and look forward to working with you on the enhancements outlined in your most recent letter.

Our responses below are in sequence of your comments in your letter, and each comment is reprinted in bold and italics prior to our response in order to aid your review. We have amended the Registration Statement as outlined below and enclose with this letter, in order to aid your review, a marked copy of the Pre-Effective Amendment No. 3 to the Registration Statement dated June 19, 2008 (the “Amended Registration Statement”) to indicate our changes.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments, or changes in response to Staff comments, in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Prospectus

Risk Factors

1.	We note the auditor’s report and Note 1 to the consolidated financial statements that due to certain errors in the previous financial statements, the 2006 and 2005 statements have been restated to correct such errors. Please revise to include, in a separate risk factor, such risks of errors on your financial reporting and controls.

We added a risk factor on page 8 of the Amended Registration Statement under the heading “Recent restatements of the Company’s 2007, 2006 and 2005 financial statements may present a risk of future restatements and non-compliance with certain aspects of the Sarbanes-Oxley Act.”

Amanda McManus

June 23, 2008

Audited Financial Statements for the Year Ended December 31, 2006

Statements of Operations, page F-3

2.	We note from your response to our prior comment 8 and your revised statements of operations that you reclassified the gain/loss on the disposal of non-strategic assets as part of operating income/expenses for all periods presented. Please revise Note 1 to the audited and unaudited financial statements to include this adjustment in the disclosure about the restatement of the financial statements. Also, please revise Note 1 to include the disclosures required by paragraph 26 of SFAS No. 154.

As requested, Note 1 to the financial statements was revised in the Company’s 10-KSB/A for the year ended December 31, 2006, filed with the Commission on March 31, 2008, to include the reclassification of gain/loss on the disposal of non-strategic assets as part of operating income/expenses in our disclosure about the restatement of financial statements. The Consolidated Statements of Operations for the year ended December 31, 2007, on page F-3 of the Amended Registration Statement, also includes the gain/loss on the disposal of non-strategic assets as part of operating income/expenses.

Notes to the Financial Statements

General

3.	We note from your response to our prior comment 11 that you revised Note 11 to disclose the amount of shares that may be owned by GCA and Barron Partners LP in the event they exercise warrants or convert convertible preferred stock. Please revise to disclose that in the event the shareholders obtain ownership of these shares, they will have the effective power to control the vote on substantially all significant matters without the approval of other stockholders.

We revised Note 9, on page F-20 and F-21 of the Amended Registration Statement, to disclose that, in the event GCA and Barron Partners LP exercise warrants or convert convertible preferred stock, these shareholders will have the effective power to control the vote on substantially all significant matters without the approval of other stockholders.

Note 11. Risks and Uncertainties, page F-23

Arrangements with Shareholders

4.	We note from your response to our prior comment 21 that you have revised your balance sheet to present the Series A Preferred Stock outside of permanent equity. However, we do not believe that you recorded the Series A Preferred Stock at the appropriate value. Please revise to present the initial carrying amount of the redeemable preferred stock at its fair value at date of issue and re-measure the value at each balance sheet date in accordance with the guidance in paragraph 15 of EITF D-98.

Amanda McManus

June 23, 2008

We revised the Consolidated Balance Sheet, on page F-2 of the Amended Registration Statement, to present the initial carrying amount of redeemable Series A Preferred Stock at its fair value at date of issue.

Part II

Recent Sales of Unregistered Securities, page II-1

5.	We note your response to prior comment 30. Revise the disclosure to provide for the October 12, 2007 transaction on which Barron Partners LP and Global Capital Funding Group LP exchanged their warrants for the same number of warrants with lower exercise prices.

We revised the disclosure under “Recent Sales of Unregistered Securities” to include this warrant modification transaction.

Other

6.	The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

The most recent financial statements available have been included in the Amended Registration Statement.

7.	Provide a currently dated consent from the independent public accountant in the amendment.

The appropriate consent has been obtained and included as an exhibit to the Amended Registration Statement.

In your letter dated November 9, 2007, comment 18 addressed Randy M. Dickerson’s role as an employee of the Company. We informed you that Mr. Dickerson’s job description and authority did not meet the definition of an executive officer under Rule 3b-7 of the Exchange Act. Since Mr. Dickerson’s role within the Company has been increased to include policy-making functions, we have revised all disclosures for our executive officers within the Amended Registration Statement to include Mr. Dickerson’s information.

Comment 7 of your letter dated November 9, 2007 and Comment 2 of your letter dated January 17, 2008 requested disclosure in a risk factor that our near term growth was expected to be financed through debt and equity offerings and the attendant risks. We included a risk factor on page 4 of the Registration Statement with the heading “Our near term growth is expected to be financed through debt, equity offerings and cash flows from operations.” We have completed our growth plans for 2008, so the risk factor is no longer applicable. As a result, this risk factor was not included in the Amended Registration Statement.

Amanda McManus

June 23, 2008

Any questions regarding the above responses or the Amended Registration Statement can be directed to me at (770) 306-7667 or to Bruce Parsons at (205) 458-5303.

Thank you for your attention to this filing and response.

Very truly yours,

Michael S. Shanahan Chief Financial Officer